FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

NOT FOR DISTRIBUTION IN AUSTRALIA, CANADA OR JAPAN

Delhaize Group S.A. Confirms Placement
of Convertible Bond Offering

BRUSSELS, Belgium, April 7, 2004 — Further to the announcement earlier today, Delhaize Group S.A. (Euronext Brussels: DELB), the Belgian international food retailer, announces the placement of EUR 300 million convertible bonds due 2009. The final amount has been increased and the conditions have been adapted reflecting the positive market reaction to the transaction.

Delhaize Group S.A. is issuing the convertible bonds to refinance its existing euro denominated debt in attractive market conditions and to lengthen its euro debt maturity profile.

The final size of the offering is EUR 300 million. Owing to the positive market reaction to the transaction and the quality of the investor demand, it was decided to increase the targeted base amount from EUR 270 million to EUR 285 million and to exercise immediately the over-allotment option of EUR 15 million.

The bonds will be issued at 100% of their principal amount. The coupon on the bonds will be 2.75% per annum, at the low end of the initial coupon range of 2.75% to 3.25%. The initial conversion price will be EUR 57.0, a premium of 44.5% to Delhaize Group S.A.’s closing share price yesterday (EUR 39.44) and above the initial premium range of 35% to 40%. The nominal value of each bond will be EUR 250,000.

The convertible bonds will, subject to the terms and conditions of the bonds, be convertible into 5,263,158 new Delhaize Group S.A. ordinary shares at the initial conversion price (representing approximately 5.67% of Delhaize Group S.A.’s current issued ordinary share capital).

Settlement is expected on or about April 29, 2004, simultaneous with the listing of the bonds on the Luxembourg Stock Exchange.

This announcement does not, and shall not, in any circumstances constitute a public offering or an invitation to the public in connection with any offering. Neither this announcement nor any other document relating to the offer of the bonds may be used in connection with the offer of the bonds to investors in Belgium, except in reliance on Article 3 of the Royal Decree of July 7, 1999 on the public nature of financial transactions.

This press release does not constitute or form a part of any offer to sell, or solicitation of an offer to purchase or subscribe for, securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act. There will be no public offering of the securities referred to herein in the United States.

In the United Kingdom, this press release is for distribution only to persons specified in articles 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The securities specified in this press release may be subscribed in the United Kingdom exclusively by such persons. The information contained in this document does not constitute an offer of securities for sale in Australia, Canada or Japan.

Stabilization/FSA

The distribution of this document in certain countries may constitute a breach of applicable law. This document should not be released in Australia, Canada or Japan.

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 7, 2004	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President

3